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FILE NO: 77051.2
October 21, 2010
VIA EDGAR
Ms. Kristina Aberg
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Summit Hotel OP, LP Amendment No. 3 to Registration Statement on Form S-4 Filed on October 20, 2010 File No. 333-168685
Dear Ms. Aberg and Ms. Barros:
As counsel to, and on behalf of, Summit Hotel OP, LP, a Delaware limited partnership (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-4 (File No. 333-168685) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 20, 2010.
For convenience of reference, each Staff comment contained in your October 20, 2010 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on October 15, 2010 (the “Blackline”). The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Unless otherwise indicated, all page references in our responses refer to the pages of the Blackline. Capitalized
ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO WASHINGTON
www.hunton.com

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 21, 2010

terms used and not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.
Distribution Policy
1.	We have reviewed your response to comment 5 in our letter dated October 14, 2010. Please revise your filing to disclose the continuity of the personnel that will be managing your hotel portfolio between the Summit Group and Interstate, as discussed in your response.
          Response: The Company has revised the disclosure on page 188 in response to the Staff’s comment.
2.	We note you have included the required capital expenditure reserve contributions as your estimated cash flows used in investing activities, which is less than your historical capital expenditures in each of the last three years. Please revise your calculation of cash available for distribution to include estimated capital expenditures consistent with your historical experience, plus any anticipated expenditures in the coming year in excess of historical levels.
          Response: The Company supplementally advises the Staff that historically the LLC has funded capital expenditures from a variety of funding sources, principally borrowings, proceeds from sales of hotels and proceeds from issuances of equity securities, as well as with cash flow from operations. As noted in the “Use of Proceeds” section of the Form S-11 for Summit Hotel Properties Inc. approximately $10 million of the IPO offering proceeds are designated to fund capital improvements at the hotels. In addition to this amount, as set forth under “Distribution Policy” in the Registration Statement, the Company has also made allowance for a capital expenditure reserve equal to 4% of hotel revenues, which is common practice in the hotel industry and is consistent with reserve requirements required by management, franchise and loan agreements. As a result, the Company believes it has made provision for capital expenditures which are far in excess of its historical capital expenditures in the last three years and that the presentation in the Distribution Policy section of the Registration Statement is a reasonable reserve amount in light of the Company’s historical experience, the condition of its hotels and expected franchisor requirements.
3.	Please disclose the estimated portion of the initial distribution that will constitute a return of capital.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 21, 2010

          Response: The Company has added disclosure on page 83 in response to the Staff’s comment.
4.	We note that your estimated principal payments for the 12 months ended June 30, 2011 are approximately $6.1 million, a $3.1 million decrease from your pro forma debt obligations for the 12 months ended December 31, 2010 as disclosed in the table at the bottom of page 162. Please tell us the reason for the substantial decline in estimated debt obligations.
          Response: The Company supplementally advises the Staff that the reasons for the difference in the $6.1 million of estimated principal payment for the 12 months ending June 30, 2011 and the $9.2 million of pro forma debt obligations for the 12 months ending December 31, 2010 are twofold. First, the two amounts represent two different time periods and each amount is based on the actual scheduled debt principal payments for the period. Secondly, as noted on page 162 of the Registration Statement, the pro forma amounts shown for the 12 month period ending December 31, 2010 includes not only scheduled maturities of fixed-rate and variable-rate obligations but also estimated interest payments on fixed-rate obligations. In the Distribution Policy disclosure, interest expense is reflected in the pro forma net income amounts. As a result, the two amounts referenced in the Staff’s comments are properly different and the Company believes it has accurately presented the information in both the Distribution Policy section and on page 162 of the Registration Statement.
5.	We refer to the disclosure in the last paragraph on page 80 that notes your annual distribution amount is based on the assumed mid-point of an anticipated IPO price. Please clarify that the IPO price range is only an estimate and that your distribution rate may be lower if the actual IPO price falls below the current estimated range.
          Response: The Company has revised the disclosure on page 80 in response to the Staff’s comment.
Historical Distributions
6.	We note that your may pay accrued and unpaid priority returns on Class A and Class A-1 membership interests for the period from September 1, 2010 through the business day immediately prior to the closing of the merger with available cash flow, subject to certain limitations. Please provide additional disclosure as to under what circumstances the

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 21, 2010

priority returns will or will not be paid and how this may impact the cash available for distributions to your OP unitholders. For example, will priority returns be paid prior to cash distributions to OP unitholders? To the extent you are able to estimate accrued but unpaid priority returns, please include such disclosure in the magic page.
          Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment, but also supplementally advises the Staff that, as set forth on page 83, any payments of priority returns with respect to Class A and Class A-1 membership interests will occur prior to completion of the merger and the closing of the IPO. The payments will be made from the LLC’s available cash immediately prior to closing. As disclosed on page 83, based on the Company’s current estimates of future cash flows, the Company may not have available cash to pay priority returns that accrue after August 31, 2010. The obligation to pay accrued and unpaid priority returns through August 31, 2010 pursuant to the terms of the merger agreement and any payments that may be made for accrued priority distributions after August 31 are independent of the Company’s estimated initial distributions to OP unitholders following completion of the merger and the offering. Future distributions to OP unitholders, including the estimated initial annual distribution, will be based on operating cash flows and the Company does not contemplate utilizing available cash as of the closing of the merger to fund future distributions to OP unitholders.
Material Federal Income Tax Considerations
7.	We note your disclosure on page 114 that the payment of the accrued and unpaid priority returns should not be treated as a disguised sale for federal income tax purposes and your related draft tax opinion of counsel that the payment of the accrued and unpaid priority returns should not be treated as a disguised sale. Please expand your disclosure to explain further why counsel cannot give a “will” opinion and describe the degree of the uncertainty. Revise your tax opinion accordingly.
          Response: The Company has revised the disclosure on page 114 in response to the Staff’s comment.
Draft Legal Opinion
8.	We note your response to comment 12 in our letter dated October 14, 2010 and your revised disclosure that limited partners will not be required to make additional capital contributions. Please revise your draft legal opinion to address the assessability of the

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
October 21, 2010

OP units or opine that the Units are non-assessable. Please provide us a copy of your revised opinion for review as soon as possible.
          Response: The Company has provided to the Staff on a supplemental basis a revised draft of Hunton & Williams LLP’s Exhibit 5.1 opinion marked to identify its opinion regarding additional required capital contributions.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7336 or David C. Wright at (804) 788-8638.

Very truly yours, /s/ Edward W. Elmore, Jr. Edward W. Elmore, Jr.

cc:	Kerry W. Boekelheide Daniel P. Hansen James E. Showen, Esq. Kevin L. Vold, Esq. David C. Wright, Esq.